Exhibit (a)(1)(iv)

101 2nd St Ste 1500 • San Francisco, CA 94105-3656 • (P) 415 593-5464 • (F) 415 896-5680

June 18, 2014

Dear Prosper Stockholder:

We are pleased to inform you that Prosper Marketplace, Inc. (“Prosper” or “we”) is proposing to purchase for cash 1,392,757 shares, in the aggregate, of its Series A Preferred Stock, par value $0.01 per share, and its Series B Preferred Stock, par value $0.01 per share, at a purchase price of $14.36 per share net to the seller in cash (the “Purchase Price”), without interest, upon the terms and subject to the conditions set forth in the offer to purchase for cash, dated June 18, 2014, and the related letter of transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Offer”).  The Offer will expire at 12:00 midnight, New York time, on July 16, 2014 (which is the end of the day on July 16, 2014), unless extended (such date and time, as the same may be extended, the “Expiration Date”).

All shares properly tendered before the Expiration Date and not properly withdrawn will be purchased by Prosper at the Purchase Price, without interest, upon the terms and subject to the conditions of the Offer, including the proration and conditional tender provisions thereof.  All shares that Prosper does not accept for purchase because of proration or conditional tenders will be returned at Prosper’s expense to the stockholders that tendered such shares promptly after the expiration date.  Prosper expressly reserves the right, in its sole discretion, to purchase more than 1,392,757 shares under the Offer, subject to applicable law.

In the event the Offer is over-subscribed by tendering stockholders, shares tendered will be subject to proration.  Subject to rounding adjustment to avoid the purchase of fractional shares and subject to the provisions governing conditional tenders described in Section 6 of the offer to purchase for cash, proration for each stockholder that tenders shares will be based on the ratio of the number of shares properly tendered and not properly withdrawn by the stockholder to the total numbers of shares properly tendered and not properly withdrawn by all stockholders.  This means if more than 1,392,757 shares are tendered, then the number of shares purchased will be adjusted accordingly. For example: If 2,000,000 shares are tendered, then approximately 69.6% of each stockholder's tendered shares will be purchased (i.e., a stockholder tendering 1,000 shares would have 696 of them purchased).

We believe that the repurchase of shares is consistent with our long-term goal of maximizing stockholder value.  Our board of directors, with the assistance of management, has evaluated our operations, financial condition, capital needs, strategy and expectations for the future and believes that the Offer is a prudent use of our financial resources given our business profile and prospective capital requirements.  Furthermore, the Offer represents the opportunity for us to return cash to stockholders who elect to tender their shares, while at the same time increasing non-tendering stockholders’ proportionate interest in us.

101 2nd St Ste 1500 • San Francisco, CA 94105-3656 • (P) 415 593-5464 • (F) 415 896-5680

Our board of directors has approved the Offer.  However, neither Prosper nor its board of directors makes any recommendation to you as to whether you should tender or refrain from tendering your shares.  You must make your own decision as to whether to tender your shares and, if so, how many shares to tender.  In so doing, you should read carefully the information in the offer to purchase for cash along with the related letter of transmittal as these documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your shares.

Very truly yours,

/s/ Aaron Vermut

Aaron Vermut
Chief Executive Officer